Exhibit 99.1

LightInTheBox Reports Third Quarter 2024 Financial Results

Strategic Shift to Proprietary Brand Development Drives Profitability Amidst Competitive E-commerce Landscape

SINGAPORE, December 10, 2024 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) ("LightInTheBox" or the "Company"), a global online retailer focusing on proprietary apparel brands and design-driven collections tailored to evolving consumer preferences, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights:

•	Total Revenues were $57 million, a 63% decrease year-over-year, reflecting the Company's strategic decision to prioritize margin preservation over market share in a highly competitive e-commerce environment.

•	Gross Profit was $35 million, compared with $92 million in the same quarter last year.

•	Gross Margin improved to 61% from 60% in the same period last year, driven by the successful introduction of higher-margin proprietary product lines.

•	Operating Expenses declined by 63% year-over-year to $34 million, mainly due to reduced revenue along with effective cost management and operational efficiency enhancements.

o	Fulfillment Expenses decreased by 50% year-over-year to $4 million.

o	Selling and Marketing Expenses declined by 67% year-over-year to $25 million, with improved ROI due to the efficient marketing of new product lines.

o	General and Administrative Expenses decreased by 42% year-over-year to $6 million, including Research and Development expenses of $3 million, underscoring the Company's commitment to innovation and product differentiation.

•	Net Income reached $0.3 million, compared with $0.1 million in the same quarter last year, marking sustained profitability amidst industry challenges.

•	Adjusted EBITDA was stable at $0.8 million, consistent with the third quarter of 2023.

CEO Commentary:

Jian He, CEO of LightInTheBox, stated, "In response to intense competition across the e-commerce industry, we made the strategic decision this year not to chase market share at any cost. Instead, we focused on protecting our margins and enhancing profitability. This approach has enabled us to achieve profitability despite significant revenue fluctuations as we navigate an incredibly competitive landscape."

"Furthermore, we are transforming LightInTheBox from an e-commerce retailer into a brand-focused apparel designer with the launch of our new brand, Ador.com ("Ador"). Ador isn’t just another online store; it’s a bold, design-driven venture that reflects our commitment to quality and style. Ador will craft proprietary apparel collections and sell directly to consumers online, allowing us to control quality, brand image, and ultimately, profitability," Mr. He concluded.

Strategic Highlights:

•	Ador.com Launch: The Company introduced Ador.com, a women's clothing brand targeting women aged 35-55, offering designer-quality apparel at competitive prices. Ador operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California, enabling real-time customer feedback and product refinement.

•	Product Development: The recent hiring of a talented new designer based in the U.S. brings fresh perspectives and creativity to the team, enhancing the Company's design capabilities.

•	Pricing Strategy: Ador offers its products at approximately 50% of its competitors’ prices, achieving better margins through a direct-to-consumer model that eliminates the costs associated with physical retail stores.

•	Product Line Expansion: The Company is expanding into niche markets with women's golf apparel and a new line of men's clothing, broadening its customer base and revenue streams.

Outlook:

LightInTheBox will continue to invest in Ador's growth, including product expansion, design innovation, and customer engagement initiatives, to fuel its evolution into a profitable, brand-focused company. The Company remains dedicated to pursuing high-quality development and delivering value to its shareholders.

Conference Call

The Company's management will hold an earnings conference call at 8:00 a.m. Eastern Time on December 10, 2024 (9:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10043878-7whdyf.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique access PIN, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through December 17, 2024. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay Pin:	10043878

Additionally, a live and archived webcast of the conference call will be available on the Company's Investor Relations website at https://ir.ador.com.

About LightInTheBox Holding Co., Ltd.:

LightInTheBox is a global online retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company's results of operations and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company's non-GAAP financial measure does not reflect all items of income and expenses that affect the Company's operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets" and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox's strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox's goals and strategies; LightInTheBox's future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox's ability to attract customers and further enhance customer experience and product offerings; LightInTheBox's ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox's expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

Jenny Cai

Piacente Financial Communications

Email: ador@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: ador@tpg-ir.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
ASSETS
Current Assets
Cash and cash equivalents	66,425	15,002
Restricted cash	5,279	2,152
Accounts receivable, net of allowance for credit losses	634	1,200
Inventories	5,767	4,091
Prepaid expenses and other current assets	6,875	5,956
Total current assets	84,980	28,401
Property and equipment, net	2,789	2,512
Intangible assets, net	3,604	3,018
Goodwill	27,393	27,706
Operating lease right-of-use assets	6,559	6,853
Long-term rental deposits	392	163
Long-term investment	-	79
Other non-current assets	592	-
TOTAL ASSETS	126,309	68,732

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	15,846	9,334
Advance from customers	17,001	11,884
Operating lease liabilities	5,046	2,384
Accrued expenses and other current liabilities	94,622	54,223
Total current liabilities	132,515	77,825

Operating lease liabilities	1,915	2,675
Deferred tax liabilities	154	154
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	134,691	80,761

STOCKHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	283,137	282,760
Treasury shares	(30,359)	(30,923)
Accumulated other comprehensive loss	(1,856)	(1,621)
Accumulated deficit	(259,321)	(262,262)
TOTAL STOCKHOLDERS’ DEFICIT	(8,382)	(12,029)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	126,309	68,732

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Revenues
Product sales	152,005	53,624	486,335	188,607
Services and others	2,319	3,382	7,537	8,930
Total revenues	154,324	57,006	493,872	197,537
Cost of revenues
Product sales	(62,049)	(21,632)	(207,367)	(76,215)
Services and others	(420)	(538)	(1,958)	(1,747)
Total Cost of revenues	(62,469)	(22,170)	(209,325)	(77,962)
Gross profit	91,855	34,836	284,547	119,575
Operating expenses
Fulfillment	(8,324)	(4,160)	(26,866)	(14,916)
Selling and marketing	(73,759)	(24,516)	(236,909)	(88,784)
General and administrative	(10,087)	(5,876)	(27,320)	(19,546)
Other operating income	331	265	1,008	828
Total operating expenses	(91,839)	(34,287)	(290,087)	(122,418)
Income / (loss) from operations	16	549	(5,540)	(2,843)
Interest income	61	3	234	87
Interest expense	(1)	-	(3)	-
Other income / (expense), net	13	(282)	33	(180)
Total other income / (expense)	73	(279)	264	(93)
Income / (loss) before income taxes	89	270	(5,276)	(2,936)
Income tax expense	-	(4)	(48)	(5)
Net income / (loss)	89	266	(5,324)	(2,941)
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	89	266	(5,324)	(2,941)

Weighted average numbers of shares used in calculating income / (loss) per ordinary share
-Basic	226,150,962	220,650,849	226,514,838	221,284,420
-Diluted	226,150,962	220,933,927	226,514,838	221,284,420

Net income / (loss) per ordinary share
-Basic	0.00	0.00	(0.02)	(0.01)
-Diluted	0.00	0.00	(0.02)	(0.01)

Net income / (loss) per ADS (12 ordinary shares equal to 1 ADS)
-Basic	0.00	0.01	(0.28)	(0.16)
-Diluted	0.00	0.01	(0.28)	(0.16)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2024	2023	2024
Net income / (loss)	89	266	(5,324)	(2,941)
Less: Interest income	61	3	234	87
Interest expense	(1)	-	(3)	-
Income tax expense	-	(4)	(48)	(5)
Depreciation and amortization	(766)	(541)	(2,421)	(1,688)
EBITDA	795	808	(3,086)	(1,335)
Less: Share-based compensation	(6)	(20)	(89)	(296)
Adjusted EBITDA*	801	828	(2,997)	(1,039)

* Adjusted EBITDA represents net income / (loss) before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.